SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                                (Amendment No. )*

                         The Salomon Brothers Fund Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    795477108
                                 (CUSIP Number)

                                December 15, 2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 10)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  2,943,625

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  2,943,625

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,943,625

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.97%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  2,943,425

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  2,943,425

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,943,425

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.97%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  2,943,425

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  2,943,425

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,943,425

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.97%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the Common Stock (as defined below) of The Salomon Brothers Fund Inc. beneficially owned the Reporting Persons (as defined below). The Reporting Persons previously filed with respect to their beneficial ownership of the Common Stock on a Schedule 13D filed on August 19, 2005, as amended.

ITEM 1(a). Name of Issuer:

     The Salomon Brothers Fund Inc. ("Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

     125 Broad Street
     New York, New York 10004

Item 2(a). Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott Associates"), Elliott International, L.P. ("Elliott International"), and Elliott International Capital Advisors Inc. ("International Advisors" and collectively with Elliott Associates and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P. ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), are the general partners of Elliott. Hambledon, Inc. ("Hambledon") is the general partner of Elliott International. International Advisors is the investment manager for Elliott International. International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The business address of Elliott Associates, International Advisors, Capital Advisors, Singer and Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The business address of Elliott International and Hambledon is c/o Bank of Bermuda (Cayman) Limited, Strathvale House, North Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

Item 2(c).        Citizenship:

     Each of Elliott Associates and Capital Advisors is a limited partnership formed under the laws of the State of Delaware.

     Elliott International is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

     International Advisors is a corporation formed under the laws of the State of Delaware.

     Special GP is a limited liability company formed under the laws of the State of Delaware.

     Hambledon is a corporation formed under the laws of the Cayman Islands, British West Indies.

     Singer is a U.S. citizen.

Item 2(d).        Title of Class of Securities:

     Common Stock, par value $1.00 per share ("Common Stock").

Item 2(e).        CUSIP Number:

     795477108

Item 3. If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Elliott Associates beneficially owns 2,943,625 shares of Common Stock.

          Elliott International and International Advisors together beneficially own 2,943,425 shares of Common Stock.

          Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 5,887,050 shares of Common Stock.

     (b)  Percent of class:

          Elliott Associates' beneficial ownership of 2,943,625 shares of Common Stock constitutes 2.97% of all of the outstanding shares of Common Stock.

          Elliott International and International Advisors' aggregate beneficial ownership of 2,943,425 shares of Common Stock constitutes 2.97% of all of the outstanding shares of Common Stock.

          Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 5,887,050 shares of Common Stock constitutes 5.93% of all the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Elliott Associates has sole power to vote or direct the vote of 2,943,625 shares of Common Stock.

          (ii)  Shared power to vote or to direct the vote

                Elliott International and International Advisors together have shared power to vote or direct the vote of 2,943,425 shares of Common Stock.

          (iii) Sole power to dispose or to direct the disposition of

                Elliott Associates has sole power to dispose or direct the disposition of 2,943,625 shares of Common Stock.

          (iv)  Shared power to dispose or to direct the disposition of

                Elliott International and International Advisors together have shared power to dispose or direct the disposition of 2,943,425 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     See Item 2(a) in lieu of an Exhibit for the identity of the Reporting Persons.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:   December 15, 2005

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
               By: Braxton Associates, Inc., as General Partner


                      By: /s/ Elliot Greeneberg
                          ---------------------
                              Elliot Greenberg
                              Vice President

         ELLIOTT INTERNATIONAL, L.P.
             By: Elliott International Capital Advisors Inc.,
                   as Attorney-in-Fact


                      By: /s/ Elliot Greeneberg
                          ---------------------
                              Elliot Greenberg
                              Vice President

         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greeneberg
             ---------------------
                 Elliot Greenberg
                 Vice President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of The Salomon Brothers Fund Inc. dated December 15, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:   December 15, 2005

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
               By: Braxton Associates, Inc., as General Partner


                      By: /s/ Elliot Greeneberg
                          ---------------------
                              Elliot Greenberg
                              Vice President

         ELLIOTT INTERNATIONAL, L.P.
             By: Elliott International Capital Advisors Inc.,
                   as Attorney-in-Fact


                      By: /s/ Elliot Greeneberg
                          ---------------------
                              Elliot Greenberg
                              Vice President

         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greeneberg
             ---------------------
                 Elliot Greenberg
                 Vice President